

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2009

Michael H. Madison
President, Chief Executive Officer, Director
Cleco Corporation
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, LA 71360

> **Re: Cleco Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2009**
> **Filed May 6, 2009 and August 5, 2009**
> **File No. 001-15759**
>
> **Cleco Power, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **Filed May 6, 2009 and August 5, 2009**
> **File No. 001-05663**

Dear Mr. Madison:

        We have reviewed your response letter dated August 28, 2009 and have the
following comment. Please provide a written response to our comment. Please be as
detailed as necessary in your explanation. With regard to this comment, we may ask you
to provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 10 – Income Taxes, page 100

1.   We note your response to comment 9 of our letter dated August 13, 2009. We
        note you provided for deferred taxes related to your AFUDC equity income in
        Exhibit 1. We also reviewed your last journal entry in Exhibit 1 to record the
        SFAS no. 71 adjustment. In this regard, please explain to us why the deferred tax
        expense in the last journal entry was immediately reversed. Detailed journal
        entries showing the unwinding of all the accounts used to record the tax effects of
        the AFUDC equity income would facilitate our review.

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your response to our
comment and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
response to our comment.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or in his
absence Donna DiSilvio, Review Staff Accountant, at (202) 551-3202 if you have
questions regarding this comment on the financial statements and related matters. Please
contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720
with any other questions.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director